UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of October 2015

Commission File Number: 001-34271

CHANGYOU.COM LIMITED

(Exact name of registrant as specified in its charter)

Changyou Creative Industrial Park

65 Bajiao East Road, Shijingshan District

Beijing 100043

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  ☑    Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐    No  ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐    No  ☑

Press Releases

On October 26, 2015, the registrant announced its unaudited financial results for the third quarter ended September 30, 2015. A copy of the press release issued by the registrant regarding the foregoing is filed herewith as Exhibit 99.1 and is incorporated herein by reference.

Safe Harbor Statement

This report on 6-K contains forward-looking statements. Statements that are not historical facts, including statements about the registrant’s beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them.

Forward-looking statements involve inherent risks and uncertainties. The registrant cautions you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement.

Potential risks and uncertainties include, but are not limited to, continuing volatility in global financial and credit markets and its potential impact on the Chinese economy, exchange rate fluctuations, including their potential impact on the Chinese economy and on the registrant’s reported US dollar results; slowing growth in the Chinese economy, the uncertain regulatory landscape in the People’s Republic of China, fluctuations in the registrant’s quarterly operating results, the possibility that the registrant will be unable to develop a series of successful games for mobile platforms or successfully monetize mobile games it develops or acquires, the possibility that the registrant’s margins will decline as a result of the need for revenue-sharing with mobile game platform operators, and the registrant’s reliance on Tian Long Ba Bu as its major revenue source. Further information regarding these and other risks is included in the registrant’s Annual Report on Form 20-F filed on March 2, 2015, and other filings with the Securities and Exchange Commission.

Exhibits.

99.1	Press release regarding financial results for the third quarter ended September 30, 2015.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CHANGYOU.COM LIMITED

By:	/s/ Jasmine Zhou
Jasmine Zhou,
Chief Financial Officer

Date: October 27, 2015

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press release regarding financial results for the third quarter ended September 30, 2015.

Exhibit 99.1

Changyou Reports Third Quarter 2015 Unaudited Financial Results

Beijing, China, October 26, 2015 – Changyou.com Limited (“Changyou” or the “Company”) (NASDAQ: CYOU), a leading online game developer and operator in China, today announced its unaudited financial results for the third quarter ended September 30, 2015.

Third Quarter 2015 Highlights

•	Total revenues were US$189 million (1), representing an increase of 4% year-over-year and a decrease of 7% quarter-over-quarter, exceeding guidance by $7 million. (2)

•	Online game revenues were US$153 million, flat year-over-year and representing a decrease of 12% quarter-over-quarter, exceeding guidance by $8 million. (2)

•	Non-GAAP (3) net income attributable to Changyou.com Limited was US$78 million, exceeding guidance by US$38 million (2), due to improvements in operating efficiencies and the net effect of a few one-off events (2). This compares with US$52 million in the second quarter of 2015 and US$4 million in the third quarter of 2014.

•	Non-GAAP net income attributable to Changyou.com Limited per fully-diluted ADS (4) was US$1.43. This compares with US$0.95 in the second quarter of 2015 and US$0.07 in the third quarter of 2014.

Mr. Dewen Chen, Co-CEO, commented “During the past year, after reviewing each of our businesses, our senior management has re-positioned us once again as a gaming-centric company and focused on enhancing our competitive edge in R&D. Our industry-proven R&D team with extensive experience in MMO PC games is now realigning to the development of hard-core mobile games. In addition, our strong portfolio of valuable IP will significantly increase the likelihood of a successful game and provide additional possibilities to expand our revenue streams.”

(1)	In the third quarter of 2015, depreciation of the RMB against the U.S. dollar had an impact of $3 million on our reported financial results, compared with the same quarter last year, and an impact of $5 million, compared with the preceding quarter. Using a constant foreign exchange rate, total revenues increased by 6% year-over-year, and decreased by 4% quarter-over-quarter.
(2)	As the completion date of the sale of the Company’s 7Road business and certain overseas assets was uncertain when the Company’s guidance for the third quarter of 2015 was issued, expected results for 7Road for the third quarter and expected gain recognized upon the divestment of 7Road and certain overseas assets were excluded from the Company’s third quarter guidance. The sale of 7Road and certain overseas assets was completed on August 17, 2015, and accordingly the Company’s results for the third quarter as reported here include the results of the 7Road business prior to that date and the Company’s Non-GAAP net income attributable to Changyou.com Limited reported here includes gain recognized upon the divestment of 7Road and certain overseas assets. Also not included in the Company’s third quarter’s guidance was an impairment charge related to the Dolphin Browser recognized in the third quarter.
(3)	Non-GAAP results exclude share-based compensation expense, non-cash tax benefits from excess tax deductions related to share-based awards and income/expense from the adjustment of contingent consideration previously recorded for acquisitions. Explanation of the Company’s non-GAAP financial measures and related reconciliations to GAAP financial measures are included in the accompanying “Non-GAAP Disclosure” and “Reconciliations of Non-GAAP Results of Operations Measures to the Nearest Comparable GAAP Measures.”
(4)	Each ADS represents two Class A ordinary shares.

Ms. Jasmine Zhou, CFO of Changyou added, “I’m pleased to report that we achieved further improvements in operating efficiencies in the quarter based on strict cost controls. We will continue our strategy of lean operation and focus on our mission of delivering the best possible online game titles to our users.”

Third Quarter 2015 Operational Results

•	Total average monthly active accounts (5) of the Company’s PC games were 4.1 million, representing a decrease of 62% year-over-year and 7% quarter-over-quarter. The year-over-year and quarter-over-quarter decreases were partially due to the Company’s continued efforts to shut down inauthentic accounts to ensure a balanced in-game environment for TLBB, and were also a result of the natural progression of older games.

•	Total average monthly active accounts of the Company’s mobile games were 2.4 million, representing an increase of 71% year-over-year and a decrease of 58% quarter-over-quarter. The year-over-year increase was largely due to the launch of TLBB 3D in the fourth quarter of 2014. The quarter-over-quarter decrease was a result of a decline in the total average monthly active accounts of the Company’s mobile games TLBB 3D, Dashfire and Twin of Brothers, which was consistent with the typical progression of mobile games.

•	Total quarterly aggregate active paying accounts (6) of the Company’s PC games were 1.3 million, representing a decrease of 13% year-over-year and an increase of 18% quarter-over-quarter. The year-over-year decrease was a result of the typical progression of older games. The quarter-over-quarter increase was mainly due to an increase in the total quarterly aggregate active paying accounts of Steel Ocean and the launch of two new PC games, Dragon Slayer and Warframe, in the third quarter of 2015.

•	Total quarterly aggregate active paying accounts of the Company’s mobile games were 0.6 million, representing an increase of five-fold year-over-year and a decrease of 57% quarter-over-quarter. The year-over-year increase was largely due to the launch of TLBB 3D in the fourth quarter of 2014. The quarter-over-quarter decrease was a result of a decline in the total quarterly aggregate active paying accounts of TLBB 3D, Dashfire and Twin of Brothers, which was consistent with the typical progression of mobile games.

Third Quarter 2015 Unaudited Financial Results

Revenues

Total revenues were US$189 million (1), representing an increase of 4% year-over-year and a decrease of 7% quarter-over-quarter, exceeding guidance by $7 million. (2)

Online game revenues were US$153 million, flat year-over-year and representing a decrease of 12% quarter-over-quarter, exceeding guidance by $8 million. (2) The quarter-over-quarter decrease was mainly due to the decline in revenues from TLBB 3D as a result of the typical progression of the life cycle of mobile games, and the completion of the sale of the 7Road business during the quarter, as well as an impact from the depreciation of the RMB versus the US dollar.

(5)	Average Monthly Active Accounts for a given period refers to the number of registered accounts that were logged in to these games at least once during the period.
(6)	Quarterly Aggregate Active Paying Accounts for a given period refers to the number of accounts from which game points are utilized at least once during the quarter.

Online advertising revenues were US$18 million, representing an increase of 9% year-over-year and 21% quarter-over-quarter. The year-over-year increase was mainly due to an increase in the utilization rate of advertising on the 17173 website, as well as an increased revenue contribution from mobile game advertisers. The quarter-over-quarter increase was mainly due to a seasonal pickup that is typical for advertising in China in the third quarter.

Internet value-added services (“IVAS”) revenues decreased 27% year-over-year and 14% quarter-over-quarter to US$5 million. The year-over-year decrease was mainly due to decreased revenues from wan.com, the Company’s platform for operating Web games of third-party developers, as the Company closed this website during the first quarter of 2015. The quarter-over-quarter decrease was a result of lower revenues from PC and mobile products in the third quarter of 2015.

Other revenues, which consist of cinema advertising revenues, increased 99% year-over-year and 52% quarter-over-quarter to US$13 million. The cinema advertising business benefited from strong growth of China’s movie and cinema industry in general, which largely drove the year-over-year increase in revenues. The quarter-over-quarter increase was mainly due to a seasonal pickup of the cinema business during the summer holidays.

Gross profit

GAAP and non-GAAP gross profit were both US$140 million, representing an increase of 7% year-over-year and flat quarter-over-quarter. Both GAAP and non-GAAP gross margin were 74%, compared with 70% and 71%, respectively, in the second quarter of 2015 and 72% for both in the third quarter of 2014.

GAAP and non-GAAP gross profit of the online games business were both US$118 million, flat year-over-year and representing a decrease of 8% quarter-over-quarter. Both GAAP and non-GAAP gross margin of the online games business were 77%, compared with 75% in the second quarter of 2015 and 77% in the third quarter of 2014. The quarter-over-quarter increase in gross margin was due to a smaller revenue contribution from mobile games, which typically require additional revenue-sharing payments.

Both GAAP and non-GAAP gross profit of the online advertising business were US$16 million, representing an increase of 26% year-over-year and 32% quarter-over-quarter. Both GAAP and non-GAAP gross margin of the online advertising business were 86%, compared with 79% in the second quarter of 2015, and 74% in the third quarter of 2014. The year-over-year increase in gross margin was due to an increase in online advertising revenues, as well as a reduction in personnel-related costs. The quarter-over-quarter increase in gross margin was due to an increase in online advertising revenues

Both GAAP and non-GAAP gross profit for the IVAS business were US$1 million, compared with US$1 million in both the second quarter of 2015 and the third quarter of 2014.

Both GAAP and non-GAAP gross profit of the other business were US$5 million, compared with US$1 million in both the second quarter of 2015 and the third quarter of 2014. The year-over-year increase was mainly due to an increase in the cinema advertising business which benefited from strong growth of the overall movie industry in China. The quarter-over-quarter increase was mainly due to a seasonal pickup of the cinema business during the summer holidays.

Operating expenses

Total operating expenses were US$117 million, representing a decrease of 12% year-over-year and an increase of 20% quarter-over-quarter. Operating expenses in the third quarter of 2015 include US$40 million of impairments to goodwill and intangibles via acquisitions of businesses, largely related to the Dolphin Browser business.

Product development expenses were US$40 million, representing a decrease of 25% year-over-year and a decrease of 6% quarter-over-quarter. The year-over-year decrease reflected a reduction in salary and benefits due to a reduction in workforce, which was partially offset by an impairment charge that was recognized for a number of PC and mobile game assets in the third quarter of 2015. The quarter-over-quarter decrease was mainly due to a downward adjustment of share-based compensation expense as a result of fluctuations in the market price for the Company’s ADSs, which was partially offset by the impairment charge that was recognized for a number of PC and mobile game assets in the third quarter.

Sales and marketing expenses were US$22 million, representing a decrease of 59% year-over-year and 34% quarter-over-quarter. The year-over-year decrease was mainly due to a significant reduction in marketing and promotional spending for mobile internet products over the last four quarters. The quarter-over-quarter decrease was mainly because of a change in marketing strategy from large-scale offline campaigns in the second quarter of 2015 to a more targeted marketing approach, as well as fewer games and expansion packs being launched in the third quarter of 2015.

General and administrative expenses were US$15 million, representing a decrease of 46% year-over-year and 34% quarter-over-quarter. The year-over-year decrease was mainly due to a reduction in salary and benefits as a result of a reduction in the workforce. The quarter-over-quarter decrease was mainly due to a downward adjustment of share-based compensation expense as a result of fluctuations in the market price for the Company’s ADSs.

Goodwill impairment and impairment of intangibles via acquisitions of businesses was US$40 million. The impairments were mainly related to the Dolphin Browser business, which was acquired in 2014. Due to a change in the Company’s strategic direction for some of its mobile internet products in the third quarter, the Company determined that there were significantly reduced synergies between its mobile internet products and the Dolphin Browser, and that impairment charges were required to reflect the fair value of the Dolphin Browser.

Operating profit

Operating profit was US$24 million, which includes an impairment charge of US$40 million mainly related to the Dolphin Browser. This compares with an operating profit of US$45 million in the second quarter of 2015 and an operating loss of US$3 million in the third quarter of 2014.

Non-GAAP operating profit was US$20 million, compared with a non-GAAP operating profit of US$52 million in the second quarter of 2015 and a non-GAAP operating loss of US$2 million in the third quarter of 2014. The year-over-year increase was due to a reduction in marketing and promotional spending for mobile internet products, reduced headcount, as well as an overall increase in operating efficiencies. The quarter-over-quarter decrease was mainly due to an impairment charge of US$40 million recognized during the quarter, mainly related to the Dolphin Browser.

Other Income

Other income was US$59 million, compared with US$2 million in the second quarter of 2015 and US$0.3 million in the third quarter of 2014. Other income includes one-off income related to gain recognized upon the divestment of 7Road and certain overseas assets during the third quarter.

Income tax expense

The Company’s main operating entity in China is a “2015 National High-Tech Enterprise,” and as a result, the entity is entitled to a preferential corporate income tax rate of 15% for the 2015 and 2016 tax years.

Income tax expense was US$26 million in the third quarter of 2015, compared with US$8 million in the second quarter of 2015 and US$0.3 million in the third quarter of 2014.

Net income

Net income was US$62 million, which compares with US$43 million in the second quarter of 2015 and US$1 million in the third quarter of 2014.

Non-GAAP net income was US$59 million, which compares with US$50 million in the second quarter of 2015 and US$2 million in the third quarter of 2014.

Net loss attributable to non-controlling interests

GAAP and non-GAAP net loss attributable to non-controlling interests was US$19 million in the third quarter of 2015, compared with US$2 million and US$1 million, respectively, in the second quarter of 2015, and US$2 million in the third quarter of 2014. Non-controlling interests include the non-controlling interests in RaidCall, which provides online music and entertainment services primarily in Taiwan, and in MoboTap Inc., the developer of the Dolphin Browser. The year-over-year and quarter-over-quarter increases were mainly due to the impairment charge related to the Dolphin Browser that was recognized during the quarter.

Net income attributable to Changyou.com Limited

Net income attributable to Changyou.com Limited was US$81 million, compared with US$45 million in the second quarter of 2015 and US$3 million in the third quarter of 2014. Fully-diluted net income attributable to Changyou.com Limited per ADS was US$1.55. This compares with US$0.84 in the second quarter of 2015 and US$0.06 in the third quarter of 2014.

Non-GAAP net income attributable to Changyou.com Limited was US$78 million. This compares with US$52 million in the second quarter of 2015 and US$4 million in the third quarter of 2014. Non-GAAP fully-diluted net income attributable to Changyou.com Limited per ADS was US$1.43. This compares with US$0.95 in the second quarter of 2015 and US$0.07 in the third quarter of 2014.

Liquidity

As of September 30, 2015, Changyou had net cash(7) of US$718 million, compared with US$460 million as of December 31, 2014.

Operating cash flow for the third quarter of 2015 was a net inflow of US$54 million.

Business Outlook

For the fourth quarter of 2015, Changyou expects:

Total revenues to be between US$145 million and US$155 million, including online game revenues of US$115 million to US$125 million;

Non-GAAP net income attributable to Changyou.com Limited to be between US$30 million and US$35 million;

(7)	Net cash is calculated as the sum of cash and cash equivalents, short-term investments, and current and non-current restricted time deposits, minus short-term and long-term bank loans.

Non-GAAP fully diluted income attributable to Changyou.com Limited per ADS to be between US$0.56 and US$0.65;

Assuming no new grants of share-based awards, share-based compensation expense to be between US$3.4 million and US$3.8 million.

Non-GAAP Disclosure

Revision of Non-GAAP Reporting

Prior to the fourth quarter of 2014 , the Company’s non-GAAP results excluded share-based compensation expenses, goodwill impairment, impairment of intangibles via acquisitions of businesses and the related tax impact, non-cash tax benefits from excess tax deductions related to share-based awards, and income/expense from the adjustment of contingent consideration previously recorded for acquisitions.

In the fourth quarter of 2014, the Company reassessed its definition of non-GAAP to better reflect the economic substance and performance of the Company. With the consideration that goodwill impairment and impairment of intangibles via acquisitions of businesses can be an indicator of the economic substance of the acquired businesses, Changyou revised its definition of non-GAAP to exclude only compensation expense associated with share-based awards, non-cash tax benefits from excess tax deductions related to share-based awards and income/expense from adjustments of contingent consideration previously recorded for acquisitions.

The Company’s results for the third quarter of 2015 are presented using this revised definition of non-GAAP.

Revised Non-GAAP Disclosure

To supplement the unaudited consolidated financial information prepared in accordance with generally accepted accounting principles in the United States of America (“GAAP”), Changyou’s management uses non-GAAP measures of gross profit, operating profit, net income, net income attributable to Changyou.com Limited and diluted net income attributable to Changyou.com Limited per ADS, which are adjusted from results based on GAAP to exclude the compensation cost of share-based awards granted, non-cash tax benefits from excess tax deductions related to share-based awards and income/expense from the adjustment of contingent consideration previously recorded for acquisitions. These measures should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, GAAP results.

Changyou’s management believes that excluding share-based compensation expense, non-cash tax benefits from excess tax deductions related to share-based awards and income/expense from the adjustment of contingent consideration previously recorded for acquisitions from its non-GAAP financial measures is useful for itself and investors. Further, the amount of share-based compensation expense, non-cash tax benefits from excess tax deductions related to share-based awards and income/expense from the adjustment of contingent consideration previously recorded for acquisitions cannot be anticipated by management, and these expenses are not built into the Company’s annual budgets and quarterly forecasts, which generally will be the basis for information Changyou provides to analysts and investors as guidance for future operating performance. As share-based compensation expense, non-cash tax benefits from excess tax deductions related to share-based awards and income/expense from the adjustment of contingent consideration previously recorded for acquisitions does not involve subsequent cash outflow, Changyou does not factor this in when evaluating and approving expenditures or when determining the allocation of its resources to its business operations. As a result, in general, the monthly financial results for internal reporting and any performance measure for commissions and bonuses are based on non-GAAP financial measures that exclude share-based compensation expense, non-cash tax benefits from excess tax deductions related to share-based awards and income/expense from the adjustment of contingent consideration previously recorded for acquisitions.

The non-GAAP financial measures are provided to enhance investors’ overall understanding of Changyou’s current financial performance and prospects for the future. A limitation of using non-GAAP gross profit, operating profit, net income, net income attributable to Changyou.com Limited and diluted net income attributable to Changyou.com Limited per ADS, excluding share-based compensation expense, non-cash tax benefits from excess tax deductions related to share-based awards and income/expense from the adjustment of contingent consideration previously recorded for acquisitions, is that the share-based compensation charge has been and will continue to be a significant recurring expense in the Company’s business for the foreseeable future, non-cash tax benefits from excess tax deductions related to share-based awards and income/expense from the adjustment of contingent consideration previously recorded for acquisitions may recur in the future. In order to mitigate these limitations the Company has provided specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables include details on the reconciliation between GAAP financial measures that are most directly comparable to the non-GAAP financial measures the Company has presented.

Notes to Financial Information

Financial information in this press release other than the information indicated as being non-GAAP is derived from Changyou’s unaudited financial statements prepared in accordance with GAAP.

Safe Harbor Statement

It is currently expected that the Business Outlook will not be updated until the release of Changyou’s next quarterly earnings announcement; however, Changyou reserves the right to update its Business Outlook at any time for any reason.

This announcement contains forward-looking statements. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements involve inherent risks and uncertainties. The Company cautions that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, continuing volatility in global financial and credit markets and its potential impact on the Chinese economy; exchange rate fluctuations, including their potential impact on the Chinese economy and on the Company’s reported US dollar results; slowing growth in the Chinese economy; the uncertain regulatory landscape in the People’s Republic of China; fluctuations in Changyou’s quarterly operating results; the possibility that Changyou will be unable to develop a series of successful games for mobile platforms or successfully monetize mobile games it develops or acquires; the possibility that the Company’s margins will decline as a result of the need for revenue-sharing with mobile game platform operators; and the Company’s reliance on TLBB as its major revenue source. Further information regarding these and other risks is included in Changyou’s Annual Report on Form 20-F filed on March 2, 2015, and other filings with the Securities and Exchange Commission.

Conference Call Information

Changyou’s management team will host an earnings conference call today at 7 a.m. U.S. Eastern Time, October 26, 2015 (7 p.m. Beijing/Hong Kong, October 26, 2015).

The dial-in details for the live conference call are:

US:	+1-855-298-3404
Hong Kong:	+852-5808-3202
International:	+1-631-514-2526
Passcode:	CYOU

Please dial in 10 minutes before the call is scheduled to begin and provide the passcode to join the call.

A telephone replay of the call will be available after the conclusion of the conference call at 10: 00 a.m. Eastern Time on October 26, 2015 through November 2, 2015. The dial-in details for the telephone replay are:

International:	+1-866-846-0868
Passcode:	8289111

The live Webcast and archive of the conference call will be available on the Investor Relations section of Changyou’s Website at http://ir.changyou.com/.

About Changyou

Changyou.com Limited (NASDAQ: CYOU) is a leading developer and operator of online games in China with a diverse portfolio of popular online games , such as Tian Long Ba Bu (“TLBB”), one of the most popular massively multi-player online (“MMO”) games in China, as well as a number of mobile games. Changyou also owns and operates the 17173.com Website, a leading game information portal in China. Changyou began operations as a business unit within Sohu.com Inc. (NASDAQ: SOHU) in 2003, and was carved out as a separate, stand-alone company in December 2007. It completed an initial public offering on April 7, 2009. Changyou has an advanced technology platform that includes advanced 2.5D and 3D graphics engines, a uniform game development platform, effective anti-cheating and anti-hacking technologies, proprietary cross-networking technology and advanced data protection technology. For more information, please visit http://ir.changyou.com.

For investor and media inquiries, please contact:

In China:

Ms. Margaret Shi
Investor Relations
Tel:	+86 (10) 6192-0800
E-mail:	ir@cyou-inc.com

In the United States:

Ms. Linda Bergkamp
Christensen
Phone:	+1-480-614-3004
Email:	lbergkamp@ChristensenIR.com

CHANGYOU.COM LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(UNAUDITED, IN THOUSANDS EXCEPT PER ADS AMOUNTS)

	Three Months Ended
	Sep. 30, 2015	Jun. 30, 2015	Sep. 30, 2014

Revenues:
Online game	$152,501	$172,350	$150,338
Online advertising	18,255	15,143	16,718
IVAS	5,400	6,270	7,357
Others	12,719	8,391	6,406

Total revenues	188,875	202,154	180,819

Cost of revenues:
Online game (includes share-based compensation expense of $(97), $43 and $58 respectively)	34,637	43,929	33,949
Online advertising	2,572	3,232	4,289
IVAS	4,175	5,384	6,668
Others	7,342	7,132	5,430

Total cost of revenues	48,726	59,677	50,336

Gross profit	140,149	142,477	130,483

Operating expenses:
Product development (includes share-based compensation expense of $(621), $2,194 and $166 respectively)	39,557	41,952	52,993
Sales and marketing (includes share-based compensation expense of $280, $268 and $13 respectively)	21,919	33,091	52,943
General and administrative (includes share-based compensation expense of $(3,027), $4,586 and $277 respectively)	14,714	22,367	27,109
Goodwill impairment and impairment of intangibles via acquisitions of businesses	40,324	0	0

Total operating expenses	116,514	97,410	133,045

Operating profit/(loss)	23,635	45,067	(2,562)

Interest income	3,279	4,095	4,642
Foreign currency exchange gain/ (loss)	2,335	(160)	(599)
Other income (a)	58,555	1,905	283

Income before income tax expense	87,804	50,907	1,764
Income tax expense	(25,784)	(7,509)	(291)

Net income	62,020	43,398	1,473
Less: Net loss attributable to non-controlling interests	(19,098)	(1,515)	(1,850)

Net income attributable to Changyou.com Limited	$81,118	$44,913	$3,323

Basic net income per ADS attributable to Changyou.com Limited	$1.55	$0.85	$0.06

ADSs used in computing basic net income per ADS attributable to Changyou.com Limited	52,238	52,706	52,872

Diluted net income per ADS attributable to Changyou.com Limited	$1.55	$0.84	$0.06

ADSs used in computing diluted net income per ADS attributable to Changyou.com Limited	52,388	53,264	52,947

Note:

(a)	Other income in the third quarter of 2015 includes a one-off income related to the divestment of 7Road and certain overseas assets.

CHANGYOU.COM LIMITED

CONDENSED CONSOLIDATED BALANCE SHEETS

(UNAUDITED, IN THOUSANDS)

	As of Sep. 30, 2015	As of Dec. 31, 2014

ASSETS
Current assets:
Cash and cash equivalents	$430,509	$220,794
Accounts receivable, net	64,735	77,969
Short-term investments	260,431	191,577
Restricted time deposits	241,680	282,186
Deferred tax assets	2,948	4,918
Prepaid and other current assets	202,485	29,927
Assets held for sale	10,080	0

Total current assets	1,212,868	807,371

Non-current assets:
Fixed assets, net	221,242	243,837
Goodwill	111,443	258,997
Intangible assets, net	29,357	68,276
Restricted time deposits	130,105	135,256
Deferred tax assets	12,026	18,704
Other assets, net	18,697	15,524

Total non-current assets	522,870	740,594

TOTAL ASSETS	$1,735,738	$1,547,965

LIABILITIES
Current liabilities:
Receipts in advance and deferred revenue	$44,115	$39,178
Accounts payable and accrued liabilities	256,768	138,507
Short-term bank loans	25,500	25,500
Tax payables	20,942	18,471
Deferred tax liabilities	24,096	22,356
Current contingent consideration	0	3,935
Liabilities held for sale	1,251	0

Total current liabilities	372,672	247,947

Long-term liabilities:
Long-term bank loans	319,000	344,500
Long-term contingent consideration	0	1,929
Long-term deferred tax liabilities	3,717	5,748
Long-term accounts payable	1,399	5,143

Total long-term liabilities	324,116	357,320

Total liabilities	696,788	605,267
SHAREHOLDERS’ EQUITY
Changyou.com Limited shareholders’ equity	1,008,833	890,388
Non-controlling interests	30,117	52,310

Total shareholders’ equity	1,038,950	942,698

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$1,735,738	$1,547,965

CHANGYOU.COM LIMITED

RECONCILIATIONS OF NON-GAAP RESULTS OF OPERATIONS MEASURES TO THE NEAREST COMPARABLE GAAP MEASURES

(UNAUDITED, IN THOUSANDS, EXCEPT PER ADS AMOUNTS)

	Three Months Ended Sep. 30, 2015
		Non-GAAP adjustments
	GAAP	Share-based compensation expense (a)	Non-GAAP
Online game gross profit	$117,864	(97)	117,767
Online advertising gross profit	15,683	0	15,683
IVAS gross profit	1,225	0	1,225
Other gross profit	5,377	0	5,377

Gross profit	$140,149	(97)	140,052

Gross margin	74%		74%

Operating profit	$23,635	(3,465)	20,170

Operating margin	13%		11%

Net income	$62,020	(3,465)	58,555

Net income attributable to Changyou.com Limited	$81,118	(3,484)	77,634

Net margin attributable to Changyou.com Limited	43%		41%

Diluted net income attributable to Changyou.com Limited per ADS	$1.55		1.43

ADSs used in computing diluted net income attributable to Changyou.com Limited per ADS	52,388		54,155

Note:

(a)	To eliminate share-based compensation expense measured using the fair value method. The downward adjustment of share-based compensation expense in the current period was a result of fluctuation in the market price for the Company’s ADS”

CHANGYOU.COM LIMITED

RECONCILIATIONS OF NON-GAAP RESULTS OF OPERATIONS MEASURES TO THE NEAREST COMPARABLE GAAP MEASURES

(UNAUDITED, IN THOUSANDS, EXCEPT PER ADS AMOUNTS)

	Three Months Ended Jun. 30, 2015
		Non-GAAP adjustments
	GAAP	Share-based compensation expense (a)	Non-GAAP
Online game gross profit	$128,421	43	128,464
Online advertising gross profit	11,911	0	11,911
IVAS gross profit	886	0	886
Other gross profit	1,259	0	1,259

Gross profit	$142,477	43	142,520

Gross margin	70%		71%

Operating profit	$45,067	7,091	52,158

Operating margin	22%		26%

Net income	$43,398	7,091	50,489

Net income attributable to Changyou.com Limited	$44,913	7,072	51,985

Net margin attributable to Changyou.com Limited	22%		26%

Diluted net income attributable to Changyou.com Limited per ADS	$0.84		0.95

ADSs used in computing diluted net income attributable to Changyou.com Limited per ADS	53,264		54,989

Note:

(a)	To eliminate share-based compensation expense measured using the fair value method.

CHANGYOU.COM LIMITED

RECONCILIATIONS OF NON-GAAP RESULTS OF OPERATIONS MEASURES TO THE NEAREST COMPARABLE GAAP MEASURES

(UNAUDITED, IN THOUSANDS, EXCEPT PER ADS AMOUNTS)

	Three Months Ended Sep. 30, 2014
		Non-GAAP adjustments
	GAAP	Share-based compensation expense (a)	Non-GAAP
Online game gross profit	$116,389	58	116,447
Online advertising gross profit	12,429	0	12,429
IVAS gross profit	689	0	689
Other gross profit	976	0	976

Gross profit	$130,483	58	130,541

Gross margin	72%		72%

Operating loss	$(2,562)	514	(2,048)

Operating margin	(1%)		(1%)

Net income	$1,473	514	1,987

Net income attributable to Changyou.com Limited	$3,323	514	3,837

Net margin attributable to Changyou.com Limited	2%		2%

Diluted net income per ADS attributable to Changyou.com Limited	$0.06		0.07

ADSs used in computing diluted net income per ADS attributable to Changyou.com Limited	52,947		53,049

Note:

(a)	To eliminate share-based compensation expense measured using the fair value method.